SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EBITDA grows 82% and reaches R$461 million, the best performance in 2006
Net Revenue reachs R$3.3 billion in the 3Q06, the highest in two years

São Paulo, Brazil, November 8, 2006 --- BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and second largest Brazilian industrial company owned by the private sector, announced today its results for the third quarter of 2006 (3Q06).

The 3Q06 results set forth in this release are derived from Braskem’s consolidated results of operations, and have been compared with Braskem’s results for the third quarter of 2005 (3Q05) or with the second quarter of 2006 (2Q06), as indicated. The consolidated balance sheet, cash flow statement and income statement attached hereto have been subject to a limited review by Braskem’s independent auditors and reflect the elimination of the accounting effects of CVM Instruction 247 (therefore only those investments under Braskem’s direct control are consolidated, and Braskem’s stakes in COPESUL-Companhia Petroquímica do Sul and Petroflex Indústria e Comércio S.A. are recognized through the equity accounting method). These financial statements fully consolidate Politeno Indústria e Comércio S.A. since the 2Q06. Accordingly, this release reflects Braskem’s results of operations for the 3Q06 that include Politeno’s results of operations, as well as pro forma financial information that fully consolidates Politeno’s results of operations for the following periods: 3Q05, 9M05 and 9M06. The pro forma financial information is based on financial statements that have been subject to a limited review by independent external auditors. On September 30, 2006, the real / U.S. dollar exchange rate was R$2.1742 per U.S.$ 1.00.

1 . Highlights

1.1 EBITDA Margin grows 5.2 p.p.: Braskem presented a 14.1% EBITDA margin in the 3Q06, compared to a 8.9% margin in the 2Q06 and a 12.9% in the 3Q05. This level of profitability confirms the strength of the company´s business model and its capacity to deliver good results in a challenging scenario, evidenced by the high levels of prices for oil and naphtha.

1.2 Economic and Financial Highlights:

  Braskem’s net revenue reached R$3.3 billion in the 3Q06, posting a 16% growth over the 2Q06 and 13% over the 3Q05. In the last twelve months, net revenue reached R$11.6 billion;
  In the 3Q06, Braskem’s EBITDA reached R$461 million, an 82% increase over the R$253 million EBITDA posted in the 2Q06 and a 23% growth over the 3Q05 pro forma EBITDA. The key factor for this improvement in profitability was the successfully implemented price increase in the domestic market. In the last twelve months, EBITDA reached R$1.6 billion;
  Braskem recorded a net income of R$4 million in the 9M06 and a R$65 million net loss in the 3Q06 due to (1) higher financial expenses associated with new financial transactions implemented in September 2006 and (2) to the foreign exchange losses of the period.

1.3 10% Growth of the Brazilian Thermoplastic Resins Market: the Brazilian thermoplastic resins market (which includes polyethylene - PE, polypropylene - PP and PVC), taking into consideration domestic sales plus imports, grew by 10% in the 9M06, when compared to the 9M05 This performance confirms the strong elasticity of the thermoplastic resins market when compared the GDP. Over the 2Q06, growth in the 3Q06 was 4%.

1.4 100% Completion of the Buy-Back Program: On October, 23, Braskem completed 100% of its share buy-back program launched on May 4, 2006. The Company acquired 13.1 million class “A” preferred shares (PNA) and now holds 14.4 million PNA shares in treasury. From the 13.9 million PNA shares targeted for buy-back, 0.8 million correspond to the shares issued as a consequence of the merger of Polialden into Braskem that were not acquired by minority shareholders of Polialden who exercised their withdrawal rights.

For further information, access our IR website at www.braskem.com.br/ir or contact our IR team:

Luiz Henrique Valverde	Luciana Ferreira
IRO	IR Manager
Phone: (+55 11) 3443 9744	Phone: (+55 11) 3443 9178
luiz.valverde@braskem.com.br	luciana.ferreira@braskem.com.br

1.5 Innovation and Technology – launch of the first Brazilian resin using nanotechnology:Braskem deposited its 3rd nanotechnology patent in the 3Q06 and announced the launch of the first Brazilian resin using nanotechnology, a PP application, on November 6, 2006. The expected production capacity amount to 10 thousand tons, and will be available to attend the automotive, electronic, and home appliances markets. This new resin is characterized as a lighter product, with greater heat resistance as well as greater protection to the sun light and to humidity. The Company has a team dedicated to research in this area, in line with its strategy of expanding its portfolio of higher value-added products.

1.6 “Fórmula Braskem” – Successful implementation: On October 1, 2006, Braskem successfully started up its new integrated management system, “Fórmula Braskem”. As a result, beginning in 2007, the Company expects to capture efficiency and productivity gains derived from (1) systems integration, (2) a more efficient decision-making process and (3) from a comprehensive review of business processes, that occurred throughout the implementation of the project. Braskem invested R$ 130 million in this project and the company expects to capture, as of next year, R$ 260 million gains as net present value.

1.7 Successful new financial transactions in local and international markets: in order to improve even more its debt profile and further reduce its cost of capital, Braskem concluded three important financial transactions in September:

  Issuance of US$275 million Notes, with 8% coupon and 10-year maturity combined with a
  Partial buy-back of the notes due in November 2008 (with a 12.5% coupon) in the amount of US$184.6 million, or 67.1% of the original amount issued;
  Issuance of a R$500 million bond in the local market, with five-year maturity and cost of 103.5% of the CDI.

1.8 Petroquímica Paulínia – project within schedule: the construction of the PP unit in Paulínia proceeds according to the initially planned schedule. The final construction permit was obtained. The foundations and the land scraping have already been initiated, the critical equipment has already been acquired and the process of technology transfer from Braskem to Petroquímica Paulínia was intensified in the 3Q06 specially in the engineering and human resources areas, with the training of technical personnel.

1.9 Corporate Governance obtains international recognition: According to GMI -GovernanceMetrics International, Braskem was one of the two companies with the highest corporate governance rating among Brazilian companies, scoring 6.0, 40% above the average for emerging market companies, which was 4.3, and 88% above the 3.2 average for the Brazilian companies.

2. Operational Performance

Braskem’s operating strategy is based on the optimization of the use of its asset base with the maintenance of high capacity utilization rates in all of its Business Units. During the 3Q06, the Company had a record PP capacity utilization rate of 104% and its PE plants located in the Triunfo Complex (in the state of Rio Grande do Sul) also presented utilization rate above 100%. The ethylene capacity operating rate was impacted by operational restrictions in the olefins I plant (ethylene/propylene) in September. The PE (plants in the Camaçari Complex) and PVC capacity utilization rates have also been consequently impacted. These problems have already been solved and the plants are now operating normally. Yet, the resin production volumes in the 3Q06 were the highest ever registered by the company, which demonstrates improved reliability and adequate management of the industrial facilities.

The production capacity utilization rates of Braskem’s key products are shown as follows:

Production volumes of the Polyolefins Business Unit increased by 2% compared to both 2Q06 and the pro-forma production volume recorded in the 3Q05, due to the plants’ improved productivity. The production capacity utilization rates reached 104% for PP and 92% for PE in the 3Q06, thus maintaining capacity at high rates.

PE debottlenecking was concluded at the end of the 3Q06, thus adding 30,000 tons of additional production capacity of higher value added PE, notably Braskem Flexus®.

In the Vinyls Business Unit, the production capacity utilization rate of its principal product, PVC, was 87% in the 3Q06. Despite the increase when compared to the 2Q06 – when a scheduled shutdown occurred in May – the capacity utilization rate was impacted by the reduced production in the ethylene plant. PVC production volumes increased by 12% compared to the last quarter and fell by 1% compared to the 3Q05.

Braskem is already prepared to increase its annual production capacity of PVC by 150,000 tons, of which 70,000 tons will be produced in the Camaçari plant and 80,000 tons in the Alagoas plant. The projects will be implemented according to market needs. The growth potential presented by the housing and infrastructure construction markets for the upcoming years is already a positive signal.

In the 3Q06, the Basic Petrochemicals Business Unit, considering the production of its key products, ethylene and propylene, recorded a 2% and 6% decrease, compared to the 2Q06 and to the 3Q05, respectively, due to operational restrictions in Olefins I plant in September 2006. In the 9M06, production dropped 5%. On the other hand, the production of aromatics climbed 7% in the 3Q06 compared to the same period of last year.

Production Volume	3Q06	2Q06	3Q05	Chg.%	Chg.%	9M06	9M05	Chg.%
(tons)	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Polyolefins Unit
. PE´s - Polyethylene*	288,931	290,983	290,567	(1)	(1)	848,624	853,609	(1)
. PP - Polypropylene	146,303	135,155	136,308	8	7	402,894	395,923	2
. Total (PE´s + PP)	435,234	426,138	426,874	2	2	1,251,518	1,249,532	0

Vinyls Unit
. PVC - Polyvinyl Chloride	112,789	100,332	113,671	12	(1)	322,540	339,870	(5)
. Caustic Soda	118,222	95,782	111,983	23	6	326,306	349,889	(7)

Basic Petrochemical Unit
. Ethylene	272,602	275,103	285,214	(1)	(4)	831,341	876,081	(5)
. Propylene	127,539	133,054	142,345	(4)	(10)	395,961	419,042	(6)
. BTX**	162,089	168,221	151,769	(4)	7	478,027	502,525	(5)

*Includes 100% of Politeno
**BTX - Benzene, Toluene, Ortho-xylene and Para-xylene

3 . Commercial Performance

Considering the domestic sales plus imports, the Brazilian thermoplastic resin market grew by 10% in the 9M06 compared to the 9M05 During the same period, the domestic PE, PP and PVC markets grew by 9%, 13% and 7%, respectively. These markets grew by 3%, 5% and 6%, respectively, in the 3Q06 compared to the 2Q06.

Braskem sold a total of 549,000 tons of thermoplastic resins in the 3Q06, considering the domestic sales plus imports in the 3Q06, which represented a 5% growth when compared to the 524,000 tons sold in the 2Q06. In the domestic market, the volume reached 416,000 tons in the 3Q06, a 5% growth over the 2Q06. Exports grew by 3%, reaching a total of 133,000 tons of thermoplastic resins. Braskem’s total sales volumes of thermoplastic resins increased by 5% compared to the 2Q06 sales volume of 524,000. When compared to 3Q05 pro-forma volume, sales fell by 6%, once the Company recorded an atypical high sales volume in the 3Q05.

Sales Volume	3Q06	2Q06	3Q05	Chg.%	Chg.%	9M06	9M05	Chg.%
(tons)	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Polyolefins Unit
. PE´s - Polyethylene*	284,542	285,048	306,029	(0)	(7)	826,253	863,976	(4)
. PP - Polypropylene	147,935	135,344	148,871	9	(1)	404,899	396,339	2
. Total (PE´s + PP)	432,477	420,392	454,900	3	(5)	1,231,151	1,260,314	(2)

Vinyls Unit
. PVC - Polyvinyl Chloride	116,606	103,670	127,050	12	(8)	332,020	337,377	(2)
. Caustic Soda	107,190	101,189	115,583	6	(7)	313,730	343,550	(9)

Basic Petrochemical Unit
. Ethylene	52,477	58,382	60,001	(10)	(13)	169,345	184,726	(8)
. Propylene	116,610	106,186	107,438	10	9	338,830	358,687	(6)
. BTX**	137,794	131,442	136,140	5	1	387,903	443,751	(13)

*Includes 100% of Politeno
**BTX - Benzene, Toluene, Ortho-xylene and Para-xylene

In the Polyolefins Business Unit, sales volumes of PE both domestically and in the export market, remained flat, compared to the 2Q06. Domestic sales volumes of PP increased by 7% in the 3Q06 compared to the last quarter and by 14% compared to the same period of 2005. Export sales volume of PP increased by 23% in the 3Q06 compared to the 2Q06.

The integration with Politeno has allowed Braskem to enhance its commercial strategy for PE and to offer an even more diversified portfolio of products and services to its customers, thus increasing the competitiveness in the production chain and adding value to Braskem´s customers.

In the Vinyls Business Unit, PVC domestic sales volumes increased by 15% when comparing to the 2Q06 and to the 3Q06, above market growth performance, caused mainly by the increase in the construction and footwear industries. Total sales increased by 12% over the 2Q06 and fell by 8% over the 3Q05.

In the Basic Petrochemicals Business Unit, ethylene sales volumes dropped 10% quarter-on-quarter. Propylene sales, which had been reduced in the 2Q06, returned to the levels recorded in the previous quarters. Total sales volumes of aromatics increased by 5% compared to the 2Q06, primarily as a result of increased export sales.

4 . Competitive Management

4.1.

The purpose of “Braskem +”, a program created in 2004, is to position Braskem among the world’s most competitive petrochemical companies. This program also represents an important and additional potential for productivity gains for Braskem, estimated to total R$420 million on annual and recurring basis once the program is completed. “Braskem +” is structured to increase Braskem’s ability to create value in all stages of the petrochemical cycle.

The results achieved through the end of 9M06 represented gains amounting to R$359 million, on an annual and recurring basis, a figure that the Company had estimated to reach at the end of 2006. Braskem expects to accomplish the R$420 million estimated for the end of the program by December 2006, a year ahead of the original schedule.

The benefits of the “Braskem +” program are reflected in all of the Braskem’s units and include, for example:

  improved efficiency and optimization of the ethylene/propylene production, with US$10 million annual savings;
  increase in the steam generation efficiency with annual savings of approximately US$ 11 million;
  raw material efficiency gains at Braskem’s PVC plants, which has generated annual savings of approximately US$ 10 million;
  lower steam consumption in Braskem’s aromatics and utilities plants, generating annual savings of approximately US$ 15 million and the change from medium to low pressure steam consumption, which resulted in annual savings of US$ 3 million; and;
  improved production planning and scheduling, with savings of approximately US$ 10 million.

4.2.

Since October 2005, Braskem has been working on the implementation of a new integrated management system denominated “Fórmula Braskem”, which is based on the SAP platform. This new system commenced operations on October 1, 2006 after one year of implementation, during which a team composed of 110 professionals revised all the Company’s business processes. The key factors for the successful implementation of this project were the management of change process, synergies within all areas of the Company, intense technical support during start-up and the alliance established by SAP, Braskem and Accenture. Braskem invested R$130 million and it expects to capture R$260 million as a net present value of the cash flow of the project as of the next year, that will derive from cost reduction associated to the streamlining of business processes and improved management of the businesses.

5 . Financial and Economic Performance

5.1. Net Revenue

The demand for thermoplastic resins remained high in the 3Q06, with the domestic market recovering its historical levels of elasticity in relation to the GDP, leveraged by the growth of the Brazilian economy and the higher per capita income. Therefore, higher prices in the domestic market, combined with higher sales volumes, especially for PP and PVC, caused the Company to record a net revenue of R$3.3 billion in the 3Q06, which represented a 16% increase compared to the net revenue in the 2Q06.

When expressed in U.S. dollars, Braskem’s net revenue in the 3Q06 was US$ 1.5 billion, 16% higher than the last quarter and 21% higher than its pro-forma net revenue in the 3Q05 (US$ 1.2 billion).

Braskem’s commercial policy is to align the prices of its products sold domestically with international prices on a consistent basis. Thus, in the 3Q06, thermoplastic resin prices grew by 10% in the domestic market when compared to the previous quarter. Ethylene and propylene prices also had a considerable increase, moving up 16% for both products, in line with the prices upward trend registered in the European market.

As a result of the price increases implemented in the domestic market in the

3Q06, resin prices presented the following behavior:

  PE prices in the domestic market climbed 13% in the 3Q06 as compared to average prices in the 2Q06. At the end of September, PE prices were 12% higher than prices at the end of June;
  PP prices in the domestic market increased by 11% in the 3Q06 as compared to average prices in the 2Q06. At the end of September, PP prices were 17% higher than prices at the end of June;
  PVC prices in the domestic market increased by 6% in the 3Q06 as compared to average prices in the 2Q06. At the end of September, PVC prices were 7% higher than prices at the end of June;

Domestic and international prices for BTX (benzene, toluene and xylenes), in R$/ton, increased by 31%, when compared to the previous quarter primarily due to higher international benzene prices, which increased by 23% from June to September.

5.1.1 – Exports

Braskem maintains its long term commitment to its clients and strategic markets. As such, the company is investing in the development of a direct relationship with its international clients. In line with this commercial strategy, Braskem started up commercial and marketing operations in Europe based in Rotterdam (the Netherlands). Such operation follows the same existing business model as in the current operations in the US, where the Company has a branch in Delaware, Braskem America, and in Argentina, Buenos Aires. In order to proceed with the feasibility studies of the strategic projects in El Tablazo and Jose Complex, the Company opened an office in Caracas, Venezuela.

The Company’s net export revenue reached US$ 396 million in the 3Q06, 14% higher than the US$ 348 million recorded in the previous quarter. In the 9M06, exports reached US$1 billion and already outperformed the export figure for the whole year of 2005.

5.2. Cost of Good Sold (CoGS)

During the 3Q06, Braskem’s cost of goods sold (CoGS) was R$2.7 billion, 8% higher than the 2Q06 and 11% above the pro-forma CoGS in the 3Q05. Braskem’s 3Q06 CoGS was impacted in US$ 123 million, when compared to the 3Q05, by the 14% increase in the price of purchased naphtha, as a result of significant increases in oil prices. In addition, Braskem’s CoGS increased by US$ 4 million due to higher utilities costs (electricity, gas, steam, fuel oil and others). The 7% appreciation of the real against the U.S. dollar between the periods partially offset the impact of the above mentioned effects.

The average ARA (Amsterdam-Rotterdam-Antwerp) price of naphtha was US$ 595 per ton in the 3Q06, representing a 14% increase compared to the 3Q05 as previously mentioned, and in line with the previous quarter. This increase had an impact of R$208 million in the cost of naphtha, or +17%, in the 3Q06 compared to the 3Q05. The total cost of ethylene/propylene purchased from Copesul increased by 19%, or R$89 million, in the 3Q06 compared to 3Q05.

8

During the 3Q06, Braskem purchased 1,014 thousand tons of naphtha and condensate, of which 774,000 tons (76%) were purchased from Petrobras, its major raw material supplier. The remaining 239,000 tons (24%) were imported directly by the Company, primarily from Northern African countries. Braskem acquired approximately 28% of the naphtha that was imported in the 3Q06 from PDVSA.

Due to the effectiveness of Provisional Measure 255 (MP 255) in March 2006, Braskem recorded a credit in the amount of 3.65% of the naphtha that is purchased (which percentage credit reflects the difference between the amount credited and debited by the Brazilian government in respect of PIS/COFINS). During the 3Q06, this tax credit positively affected Braskem’s CoGS by approximately R$66 million. In the first nine months, this impact reaches R$152 million.

Depreciation and amortization costs during the 3Q06 totaled R$139 million, 6% lower than the R$147 million in depreciation and amortization costs recorded in the 2Q06, and 30% higher than in the 3Q05 pro-forma cost. These increases were primarily due to the start-up of projects that Braskem concluded in 2005 and in the 1H06 and changes to the period over which programmed maintenance shutdown costs may be depreciated. As of January 2006, in compliance with IBRACON’s Technical Interpretation No. 01/2006, Braskem is capitalizing costs incurred in scheduled maintenance shutdowns (i.e., recording these costs as an increase in fixed assets, as opposed to deferring these costs). The costs of these shutdowns may be depreciated until the commencement of the immediately succeeding scheduled maintenance shutdown, impacting the amount to be depreciated.

5.3. Selling, General and Administrative Expenses (SG&A)

Braskem is focused on maintaining its costs and expenses in competitive levels. Braskem’s general and administrative expenses totaled R$215 million in the 3Q06, in line with the 2Q06. In the 3Q06, the main impacts were: (i) general and administrative expenses related to the restructuring of the Polyolefins Business Unit as a result of the integration of Politeno (a R$6 million impact); (ii) costs of consulting services associated with the new financial transactions implemented in the 3Q06 (a R$3 million impact) and (iii) provision for doubtful accounts (a R$10 million impact).

5.4. EBITDA

Braskem’s EBITDA totaled R$461 million in the 3Q06, an 82% growth when compared to R$253 million in the 2Q06. When expressed in U.S. dollars, Braskem’s EBITDA in the 3Q06 totaled US$ 212 million, compared to US$ 116 million in the 2Q06.

9

EBITDA margin reached 14.1% in 3Q06, a 5.2 percentage points (pp) improvement compared to na EBITDA margin of 8.9% in 2Q06 and a 1.2 pp growth compared to the 12.9% in EBITDA margin during 3Q05. This result derives from better selling prices and volumes in 3Q06.

When compared to 3Q05, EBITDA growth reached 23% due to the alignment of resin and aromatics prices to those of international markets and partially offset by the significant increase in naphtha prices, Braskem´s major raw material, as well as increased costs of ethylene and propylene acquired from Copesul, in line with the increase in international oil prices and in energy costs (electricity, natural gas and fuel oil).

5.5. Investments in Subsidiaries and Associated Companies

In the 3Q06, Braskem’s results from investments in subsidiaries and associated companies totaled R$36 million, compared to R$45 million in the 2Q06, excluding the amortization of goodwill derived primarily from Braskem’s investments in Copesul and Petroflex.

(R$ thousand)

Investments in Subsidiaries and Associated Companies	3Q06	2Q06		3Q05	9M06	9M05

Subsidiaries - Equity Method	121	(833)		543	(713)	(2,992)
Associated Companies - Equity Method	35,520	42,929		23,781	140,950	150,881
. Copesul	31,934	37,672		37,212	130,720	144,738
. Others	3,587	5,257		(13,432)	10,230	6,141
Exchange Variation	447	(366)		908	229	12,549
Others	371	3,729		3,603	2,599	18,733

Subtotal (before amortization)	36,460	45,460		28,836	143,065	179,172
Amortization of goodwill/negative goodwill	(22,674)	26,024	*	(38,144)	(35,083)	(114,279)

TOTAL	13,786	71,484		(9,308)	107,982	64,893

* Includes R$ 53 million of Polialden's negative goodwill write-off, as a consequence of its merger into Braskem

10

5.6. Net Financial Results

Braskem’s net financial result in the 3Q06, excluding the effects of foreign exchange rate and monetary variations, was an expense of R$226 million, 46% higher than in the 2Q06, when it reached R$156 million.

The following graph presents the main impacts associated with this variation, of which we highlight: (i) R$ 29 million in expenses (commissions, taxes, fees, etc) related to new financial transactions implemented in September, as mentioned before; (ii) R$ 29 million related to a higher portion of the Company’s cash position invested in R$/CDI, with impacts on monetary variation, resulting in a reduction in interest income.

(R$ million)
	3Q06	2Q06	3Q05	9M06	9M05
Financial Expenses	(359)	(302)	(7)	(645)	52
Interest / Vendor	(120)	(112)	(121)	(355)	(387)
Monetary Variation	(66)	(61)	(59)	(185)	(178)
Foreign Exchange Variation	(49)	(39)	246	212	836
CPMF/IOF/Income Tax/Banking Expenses	(39)	(29)	(26)	(88)	(81)
Other	(85)	(62)	(46)	(230)	(137)
Financial Revenue	29	51	(109)	(22)	(281)
Interest	18	46	40	102	90
Monetary Variation	12	4	3	18	10
Foreign Exchange Variation	(1)	1	(151)	(143)	(381)

Net Financial Result	(330)	(252)	(116)	(668)	(229)

(R$ million)
	3Q06	2Q06	3Q05	9M06	9M05

Net Financial Result	(330)	(252)	(116)	(668)	(229)

Foreign Exchange Variation (FXV)	(50)	(38)	95	69	455
Monetary Variation (MV)	(54)	(57)	(57)	(167)	(168)

Financial Result less F/X and MR	(226)	(156)	(154)	(570)	(515)

5.7. Net Income

Braskem recorded a net income of R$4 million in the 9M06, and a net loss of R$65 million in the 3Q06, compared to net loss of R$54 million in the 2Q06.

11

5.8. Free Cash Flow

The operating cash flow before changes in working capital totaled R$377 million in the 3Q06, compared to R$142 million in the 2Q06, primarily due to the improved operating performance evidenced by the higher EBITDA. Furthermore, Braskem’s additional working capital needs for the period totaled R$254 million. An increase in marketable securities, in the amount of R$320 million was the key factor for this result. According to the accounting criteria, securities with liquidity of more than 90 days can not be recorded as cash or cash equivalent but instead must be accounted as marketable securities. The allocation of resources in such securities aim at obtaining improved financial yields.

R$ million	3Q06	2Q06	3Q05	9M06	9M05	9M06
						REAL*
Operating Cash Flow before working capital	377	142	297	809	1,393	793

Working Capital Variation	(254)	(142)	(204)	(697)	290	(683)

Operating Cash Flow	123	0	92	112	1,684	110

Interest paid	(169)	(93)	(113)	(337)	(255)	(337)
Investment Activities	(336)	(463)	(320)	(973)	(646)	(963)
Share Buy-back	(78)	(57)	-	(135)	-	(135)

Free Cash Flow (FCF)	(460)	(613)	(341)	(1,334)	782	(1,325)

Taxes paid	1	7	17	14	39	13

Working Capital Variation	3Q06	2Q06

Suppliers	115	8
Inventories	82	(6)
Accounts Receivable	(82)	(87)
Marketable Securities	(320)	(11)
Others	(49)	(45)
Total	(254)	(142)

5.9 - Capital Structure and Liquidity

Braskem has a financial policy approved by its board of directors that requires the maintenance of a minimum amount of cash compatible with the average total monthly cash outlays and the maturities of its short-term financial obligations. On September 30, 2006, Braskem’s cash and cash equivalents totaled R$1.6 billion, superior to the minimum R$1.2 billion established in its financial policy.

Braskem currently has sufficient resources in U.S. dollar to cover foreign exchange denominated payments due over the next 24 months. Such coverage is comprised of cash balances that have been invested in U.S. dollar instruments, foreign currency generated from its estimated net export sales and, when necessary, derivative instruments that protect it from exchange rate fluctuations.

Braskem is continuously focusing on (1) increasing its average debt maturity with the consequent longer-term maturity profile, (2) reducing its cost of debt, (3) becoming more efficient in allocating funds for its working capital needs, and (4) reducing its foreign exchange rate exposure. As of the end of the 3Q06, Braskem had 46% of its debt denominated in U.S. dollars, compared to 56% at the end of the 3Q05.

12

Braskem’s cash and cash equivalents amounted to R$1.6 billion on September 30, 2006, compared to R$1.3 billion on June 30, 2006.

Braskem’s net debt at the end of the 3Q06 was R$4.8 billion, compared to the R$4.6 billion recorded in the previous quarter. When expressed in U.S. dollars, Braskem’s net debt was US$ 2.2 billion in the 3Q06, compared to US$ 2.1 billion in the 2Q06. The increase in net debt is due to the increase in working capital needs and to the share buy-back program.

Braskem’s financial leverage, measured by its net debt/EBITDA (LTM) ratio, decreased from 2.97 on June 30, 2006 to 2.96 on September 30, 2006.

Braskem’s average debt maturity at the end of the 3Q06 is of 16 years. Excluding the convertible debentures due in 2007, Braskem’s current annual average debt maturities are below US$ 200 million, which Braskem believes to be consistent with its cash flow.

13

The following graph shows Braskem’s amortization schedule as of September 30, 2006.

6. Investments

In the 9M06, Braskem’s capital expenditures, totaled R$590 million (does not include capitalized interest in an aggregate amount of R$62 million), compared to R$518 million in the 9M05. These investments were made in projects with attractive returns, as well as on the programs “Braskem +” and “Fórmula Braskem” and were allocated to operational (including the PE debottlenecking), technological, health, safety and environmental areas, benefiting all of Braskem’s business units.

14

The variation in capital expenditures when comparing both periods is primarily due to investments in the Basic Petrochemicals Unit - in the expansion of isoprene production capacity scheduled to be completed in November, with addition of 9,000 tons or 50% to existing production. Additionally, investments in Fórmula Braskem program also affected this variation.

In addition to these investments, Braskem disbursed R$107 million in scheduled maintenance shutdowns, in order to maintain the high levels of operational reliability of Braskem’s plants.

7. Politeno – Main Figures

Politeno’s integration process was successfully completed and Braskem has already begun to capture the expected synergies initially estimated at a net present value of US$ 110 million. Through September 2006, the Company had already captured US$2.5 million in synergies, net of integration costs. On an annual and recurring base, the Company has already captured gains in the amount of US$16.8 million. Braskem is working to merge Politeno into itself in the second quarter of 2007, when it is expected that these gains will be accelerated and therefore fully achieved by the end of 2007.

Politeno’s sales volume totaled 80,000 tons of PE and EVA in the 3Q06, 7% up on the previous quarter, and 73% of the sales volume were derived from domestic sales. As it was the case in other Braskem´s PE plants, domestic prices of Politeno’s PE increased by 4%, in R$/ton. As a result of improved sales performance, Politeno’s EBITDA totaled R$9 million in the 3Q06.

Politeno has a low financial leverage, with net debt totaling approximately R$31 million, R$47 million less than in the previous quarter due to amortizations during the period.

7.1 Economic and Financial Highlights

Politeno - Highlights	3Q06	2Q06	Var %	9M06

Production Volume (ton)	80,906	86,693	-7%	252,857
Sales Volume (ton)	79,923	74,779	7%	241,102
Financial Performance (R$ MM)
Net Revenue	259	229	13%	766
EBITDA	9	(4)	-	21
EBITDA Margin	3%	-2%	-	3%
Net Income	(3)	(11)	-73%	(6)
Net Debt	31	78	-60%	31

8 . Capital Markets and Investor Relations

Braskem’s class “A” preferred shares traded on the BOVESPA (“BRKM5”) closed the quarter at R$13.53 per share. Braskem’s ADR (BAK) closed the quarter at US$12.59 per ADR.

On September 1, 2006, Bovespa announced Ibovespa’s theoretical portfolio valid for the period between September and December 2006. Braskem remains amongst the 10 most liquid companies on the Bovespa, with a 2.42% share of the total traded volume. Braskem accounted for 76% of all the volume traded in the petrochemical industry on the Bovespa.

Braskem’s publicly traded shares and class “A” preferred shares reached approximately 50.3% and 67.6% of its total share capital (“Free-Float”), respectively, and the liquidity of the shares on the BOVESPA and the NYSE remained in significantly high levels over the last quarters.

The daily volume of Braskem’s class “A” preferred shares traded on the BOVESPA (BRKM5) increased from 1.4 million shares in 3Q05 to 1.7 million in 3Q06. In the same period, the financial trading

15

volume dropped by 31%, from an average of R$31.1 million traded per day on average in 3Q05 to R$21.5 million traded per day on average in the 3Q06, reflecting the reduction of Braskem’s share price. The average daily trading volume of Braskem’s ADRs (BAK) on the NYSE fell 56%, from US$ 5.0 million per day in the 3Q05 to an average of US$ 2.2 million per day in the 2Q06.

In September, Braskem was one of the two companies with the highest corporate governance rating among Brazilian companies, according to GovernanceMetrics International. In a scale from 1 to 10, Braskem scored 6.0, 40% above the 4.3 average for emerging markets and 88% above the 3.2 average for the Brazilian companies analyzed.

On October 23, 2006, Braskem completed the share buy-back program launched on May 4, 2006. Braskem acquired 13.1 million class “A” preferred shares (PNA) and now holds 14.4 million PNA shares in treasury.

On the same date, Braskem, once again, hosted a meeting with investors at the NYSE, where it presented its strategic growth plans and restated its commitment to transparency and full disclosure to the capital markets. On that day, the Company’s executives participated in the NYSE’s opening bell ceremony (trade start-up).

Stock Performance - BRKM5	9/30/05	12/31/05	3/31/06	6/30/06	9/30/06
Closing Price (R$ per share)	21.87	18.07	15.96	13.29	13.53
Return in the Quarter (%)	18	(17)	(12)	(17)	2
Accumulated Return (%)*	750	603	521	417	426
Bovespa Index Accumulated Return (%)*	180	197	237	225	223
Average Daily Trading Volume (R$ thousand)	31,059	25,489	26,921	24,256	21,513
Market Capitalization (R$ million)	8,100	6,694	5,912	4,923	5,012
Market Capitalization (US$ million)	3,645	2,860	2,721	2,274	2,305
ADR Performance - BAK	9/30/05	12/31/05	3/31/06	6/30/06	9/30/06
Closing Price (R$ per ADR)	20.72	16.21	14.91	12.19	12.59
Return in the Quarter (%)	23	(22)	(8)	(18)	3
Accumulated Return (%)*	1,156	882	804	639	663
Average Daily Trading Volume (US$ thousand)	5,011	3,927	4,881	3,032	2,212
Other Information	9/30/05	12/31/05	3/31/06	6/30/06	9/30/06
Total Number of Shares (million)	362,524	362,524	362,524	>370,402	370,402

. Common Shares (ON) - BRKM3	120,860	120,860	120,860	123,492	123,492

. Preferred Shares Class "A" (PNA) - BRKM5	240,860	240,860	240,860	246,107	246,107

. Preferred Shares Class "B" (PNB)	803	803	803	803	803

(-) Shares in Treasury (PNA) - BRKM5	(467)	(467)	(467)	(4,471)	(11,163)

= Total Number of Shares (ex Treasury)	362,056	362,056	362,056	365,931	359,239

ADR (American Depositary Receipt)	1 ADR = 2 BRKM5 shares
* Accumulated return since the market closing on December 30, 2002.
Source: Economática/Braskem

9. Outlook

Braskem expects that the economic growth experienced so far will be sustained during the 4Q06 as well as in 2007, which should positively affect its sales performance for the thermoplastic resins. If GDP growth reaches 3%, as expected, thermoplastic resins market should grow between 8% and 12%, from 300,000 to 450,000 tons. Braskem should substantially benefit from this growth since it is the market leader, holding a market share of approximately 43%, and may reallocate part of its exports to the domestic market, where profitability is higher than those in the export market.

With respect to prices for its thermoplastic resins, Braskem will maintain its policy of privileging profitability in the sale of its products, providing high value-added services to its customers supported by a differentiated structure of Innovation and Technology. This strategy has allowed Braskem to maintain over time domestic prices for PE, PP and PVC that are higher than international prices. In the 3Q06, these spreads had an important recovery compared to the 2Q06 due to the successful

16

realignment of prices in the domestic market. For the 4Q06, Braskem will keep its efforts in realign its domestic prices to international prices aiming at additional profitability improvement.

For 2007, the Company believes that the global market for thermoplastic resins should continue to present a higher growth rate in demand than in supply, with sustainable high international prices.

Braskem’s principal raw materials are naphtha, which is used by its Basic Petrochemicals Business Unit, and ethylene and propylene, both of which are acquired from Copesul and used in Braskem’s second generation plants in the Southern Petrochemical Complex in Triunfo. These raw materials represented 75% of Braskem’s CoGS in the 3Q06, and the cost of these raw materials is closely linked with the price of oil.

As of September, oil prices, and consequently, naphtha prices presented a strong reduction in international markets, signaling an important reduction in Braskem’s 4Q06 COGS. For 2007, estimates from oil&gas analysts show lower average prices for oil when compared to the average for 2006, with potential positive effects on both domestic and international petrochemical industries.

In order to take advantage of the lower oil prices scenario for 2007, Braskem decided that the maintenance shutdown in the Olefinas I unit, initially scheduled for the third quarter of 2007, will be divided into two periods: a mini 10-day shutdown in December 2006, so that Braskem will interrupt ethylene and propylene production in this unit in a month when the impact on resin sales is potentially lower due to the seasonality of the period. In addition to that, the Company has inventories to prevent the shutdown from affecting its clients’ operations in the period. The full 30-day shutdown was postponed to 2008.

Consistent with its strategy to maintain its leadership in the regional thermoplastic resins market, Braskem is investing, together with Petrobras, in the construction of a new polypropylene plant in Paulínia, São Paulo with an annual production capacity of 350,000 tons. The start-up of operations is scheduled for the first quarter of 2008 (with initial annual estimated production of 300,000 tons). Braskem holds a 60% stake in Petroquímica Paulínia.

Braskem expects to capture gains of R$420 million on annualized and recurring basis until the end of 2006 with the full implementation of the “Braskem +” program. These results will derive from productivity gains obtained through improved efficiency and higher operational reliability in the production facilities of the company. In addition, the project “Fórmula Braskem”, whose net present value is R$260 million, became operational in October 2006.

One of Braskem’s strategic drivers is the production and sale of petrochemical products at globally competitive costs. Accordingly, , Braskem is analyzing, together with Pequiven, the construction of a polypropylene plant in El Tablazo, Venezuela, with an annual production capacity of 400,000 tons. The expected investments for this plant total US$ 370 million, and this plant is expected to commence operations by the end of 2009. Also in Venezuela, Braskem is at an advanced stage in analyzing the construction of a new “cracker” to produce ethylene with natural gas, together with the integrated production of polyethylene and other second generation products in the Jose Complex. The basic premise for constructing this complex is that it would become competitive with low-cost producers located in the Middle East. The project is a joint venture between Braskem and Pequiven and is currently in the technical and economic feasibility study stage. To meet the work demands of these projects, Braskem has begun to mobilize working groups for each project and is opening a branch office in Venezuela to oversee these investments and move them forward.

17

10 . List of Exhibits

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is the second largest Brazilian industrial company owned by the private sector. The company operates 14 manufacturing plants located throughout Brazil, and it has an annual production capacity of 6.1 million tons of petrochemical and chemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

18

EXHIBIT I
Consolidated
Income Statement (1)
(R$ million)

Braskem S.A. (Consolidated)
Income Statement	3Q06 (A)	2Q06 (B)	3Q05 (C)	Chg. (%) (A)/(B)	Chg. (%) (A)/(C)	9M06 (D)	9M05 (E)	Chg. (%) (D)/(E)	9M06 REAL*
Gross revenue	4,183	3,650	3,800	15	10	11,351	11,810	(4)	11,258
Net revenue	3,277	2,832	2,909	16	13	8,837	9,078	(3)	8,744
Cost of goods sold	(2,742)	(2,531)	(2,463)	8	11	(7,597)	(7,131)	7	(7,546)
Gross profit	535	302	446	77	20	1,240	1,948	(36)	1,198
Selling expenses	(83)	(83)	(77)	(1)	7	(248)	(234)	6	(227)
General and Administrative expenses	(132)	(133)	(120)	(0)	10	(378)	(363)	4	(372)
Depreciation and amortization	(99)	(102)	(75)	(3)	31	(284)	(271)	5	(281)
Other operating income (expenses)	3	21	18	(86)	(83)	115	33	254	116
Investments in Associated Companies	14	71	(9)	(81)	-	108	65	66	109
.Equity Result	36	45	29	(20)	26	143	179	(20)	144
.Amortization of goodwill/negative goodwill	(23)	26	(38)	-	(41)	(35)	(114)	(69)	(35)
Operating profit before financial result	238	76	183	211	30	554	1,177	(53)	543
Net operating result	(330)	(252)	(116)	31	185	(668)	(229)	192	(663)
Operating profit (loss)	(92)	(175)	67	(47)	-	(114)	948	-	(120)
Other non-operating revenue (expenses)	(1)	3	0	-	-	2	(17)	-	2
Profit (loss) before income tax and social contribution	(93)	(172)	67	(46)	-	(112)	932	-	(118)
Income tax / social contribution	29	120	(21)	(76)	-	119	(220)	-	122
Profit (loss) before minority interest	(65)	(52)	46	25	-	7	711	(99)	4
Minority Interest	0	(2)	(0)	-	-	(1)	(3)	(68)	(1)
Net profit (loss)	(65)	(54)	46	20	-	6	708	(99)	4

EBITDA	461	253	374	82	23	1,131	1,706	(34)	1,114
EBITDA Margin	14.1%	8.9%	12.9%	+5.2 p.p.	+1.2 p.p.	12.8%	18.8%	-6.0 p.p.	12.7%
-Depreciacion and Amortization	237	249	182	(4)	30	686	594	15	680
. Cost	139	147	107	(6)	30	402	322	25	399
. Expense	99	102	75	(3)	31	284	271	5	281

1- Excludes the effects of the proportional consolidation (CVM-247) and includes the effects of CVM 408 Pro forma data for 3Q05, 9M06 (except 9M06 REAL) and 9M05
2- Includes 100% of Politeno’s results only as of April 2006.

19

EXHIBIT II
Consolidated
Balance Sheet
(R$ million)

ASSETS	9/30/2006 (A)	6/30/2006 (B)	Chg. (%) (A)/(B)
Current Assets	5,354	5,089	5
. Cash and Cash Equivalents	1,597	1,343	19
. Account Receivable	1,724	1,669	3
. Inventories	1,463	1,552	(6)
. Recoverable Taxes	393	365	8
. Next Fiscal Year Expenses	43	28	53
. Others	134	132	2
Long-Term Assets	1,574	1,559	1
. Related Parties	58	95	(39)
. Compulsory Deposits	177	174	2
. Deferred income taxes and social contributions	388	427	(9)
. Recoverable Taxes	812	758	7
. Others	139	106	32
Fixed Assets	8,778	8,636	2
.Investments	809	773	5
.Plant, property and equipment	6,213	5,996	4
.Deferred	1,755	1,867	(6)

Total Assets	15,705	15,284	3

LIABILITIES AND SHAREHOLDERS' EQUITY	9/30/2006 (A)	6/30/2006 (B)	Var. (%) (A)/(B)
Current	4,790	3,900	23
. Suppliers	2,774	2,663	4
. Short-term financing *	1,700	937	81
. Salaries and social charges	129	100	29
. Proposed dividends/interest attributable to shareholders	3	4	(0)
. Income Tax Payable	0	1	0
. Receivable Taxes	98	123	(20)
. Advances from Clients	12	12	2
. Others	73	60	22
Long-Term Liabilities	6,399	6,686	(4)
. Long-term financing	4,688	5,009	(6)
. Taxes Payable	1,526	1,502	2
. Others	185	174	6
Deferred Income	104	105	(1)
Minority Interest	21	21	(1)
Shareholders' Equity	4,391	4,572	(4)
. Capital	3,508	3,508	0
. Capital Reserves	404	401	1
. Treasury Shares	(198)	(120)	65
. Profit reserve	806	806	-
. Retained Earnings (Losses)	(129)	(23)	471

Total Liabilities and Shareholders' Equity	15,705	15,284	3

* Includes R$1,099 million from convertible debentures held by Odebrecht, transferred in July 06

20

EXHIBIT III
Reconciliation of Shareholders’ Equity and Net Income
(R$ million)

Reconciliation of Shareholders' Equity and Net Income - CVM 247 (R$ million)

	Shareholders'	Net Income
	Equity

	Sep 06	9M06

Pro Forma Consolidated - does not include CVM 247	4,391	6
Effects of Politeno's pro forma Consolidation	(33)	(2)
Consolidated Real - does not include CVM 247	4,358	4
Gain on the assignment of right of use between related parties	(35)	20

Consolidated including CVM 247	4,323	23

21

EXHIBIT IV
Consolidated Cash Flow (1)
(R$ million)

Braskem S.A (Consolidated)

Cash Flow	3Q06	2Q06	3Q05	9M06	9M05	9M06 REAL
Net Income for the Period	(65)	(54)	46	6	708	4
Expenses (Revenues) not affecting Cash	442	196	251	803	685	790
Depreciation and Amortization	237	244	182	680	594	675
Equity Result	(16)	(72)	10	(110)	(64)	(111)
Interest, Monetary and Exchange Restatement, Net	248	124	38	422	3	418
Minority Interest	(0)	2	(2)	1	1	1
Others	(27)	(103)	22	(190)	151	(193)
Adjusted Profit (loss) before cash financial effects	377	142	297	809	1,393	793
Cash Effect on Politeno Acquisition	0	0	0	0	0	13
Asset and Liabilities Variation, Current and Long Term	(254)	(142)	(204)	(697)	290	(697)
Asset Decutions (Additions)	(394)	(131)	(200)	(749)	(206)	(736)
Marketable Securities	(320)	(11)	(13)	(411)	(13)	(411)
Account Payable	(82)	(87)	(169)	(183)	(165)	(169)
Recoverable Taxes	(56)	(111)	(65)	(240)	(161)	(230)
Inventories	82	(6)	10	(10)	0	(12)
Advances Expenses	(14)	12	19	8	38	8
Dividends Received	29	81	38	138	136	131
Other Account Receivables	(33)	(10)	(19)	(53)	(41)	(53)
Liabilities Additions (Reductions)	140	(10)	(4)	52	496	39
Suppliers	115	8	(18)	76	503	65
Advances to Clients	0	(20)	(46)	(24)	(18)	(24)
Fiscal Incentives	3	(6)	4	7	69	5
Taxes and Contributions	(26)	9	7	(73)	(19)	(72)
Others	48	(1)	49	65	(37)	66
Cash resulting from operating activities	123	0	92	112	1,684	110
Investment Activities	(336)	(463)	(320)	(973)	(646)	(963)
Investmen Allocation	0	(237)	(42)	(236)	(58)	(236)
Fixed Assets Allocation	(325)	(200)	(165)	(695)	(427)	(684)
Deferred Assets Allocation	(11)	(27)	(113)	(43)	(161)	(43)
Subsidiaries and Affiliated Companies, Net	(1)	(4)	4	(6)	(150)	(6)
Financing Activities	208	(317)	(671)	(93)	(689)	(97)
Inflows	2,005	1,460	353	3,958	1,998	3,883
Amortization and Paid Interest	(1,739)	(1,392)	(1,029)	(3,573)	(2,453)	(3,496)
Share Buy-Back	(78)	(57)	0	(135)	0	(135)
Dividend/Interest attributable to Shareholders	20	(328)	5	(343)	(234)	(349)

Cash and Cash Equivalents Increase (Reduction)	(5)	(784)	(895)	(960)	199	(955)
Cash and Cash Equivalents at the beginning of period	1,130	1,914	2,836	2,086	1,743	2,079
Cash and Marketable Securities at the end of period	1,126	1,130	1,942	1,126	1,942	1,124

1-Excludes the effects of the proportional consolidation (CVM-247) and includes the effects of CVM 408 Pro forma data for 3Q05, 9M06 (except for 9M06 REAL) and 9M05

22

EXHIBIT V
Pro Forma Sales Volume – Domestic Market
(thousand tons)

DOMESTIC MARKET - Sales Volume

Sales Volume - ton	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06

Polyolefins Unit
. PE´s - Polyethylene	195,455	180,441	218,280	187,604	176,336	180,328	178,271
. PP - Polypropylene	107,969	98,227	112,384	101,283	108,761	119,469	128,347
. Total (PE´s + PP)	303,423	278,668	330,664	288,887	285,098	299,797	306,618

Vinyls Unit
. PVC - Polyvinyl Chloride	84,909	90,329	109,754	93,894	98,914	95,361	109,647
. Caustic Soda	119,137	108,829	115,583	112,077	105,351	101,189	107,190
. EDC	-	-	-	-	-	-	-
. Chlorine	14,960	15,670	15,710	14,912	14,002	14,499	15,163
	-	-	-	-	-	-	-
Basic Petrochemical Unit
. Ethylene	62,708	62,017	60,001	58,301	58,485	58,382	52,477
. Propylene	82,916	110,339	101,938	112,930	86,427	80,827	87,349
. Benzene	35,587	36,610	30,712	36,204	39,387	38,572	34,172
. Butadiene	39,807	38,133	27,753	44,509	31,515	38,104	37,947
. Toluene	8,115	7,509	7,729	6,022	7,921	7,854	8,172
. Fuel	54,325	54,824	110,311	107,854	73,594	120,030	76,918
. Para-xylene	33,288	31,895	31,978	28,229	14,940	9,155	16,425
. Ortho-xylene	9,496	7,648	11,689	12,449	13,241	15,146	16,749
. Isoprene	3,403	3,198	2,903	3,222	3,290	4,226	3,436
. Butene 1	4,724	5,554	5,509	5,808	5,875	5,754	5,768
. Mixed Xylene	8,848	7,793	9,494	9,244	8,528	7,987	9,461
	-	-	-	-	-	-	-
Business Development
. PET	16,015	10,386	19,626	10,562	9,152	11,297	14,957
. Caprolactam	9,532	8,157	8,382	6,940	8,927	8,501	4,862

23

EXHIBIT VI
Pro Forma Sales Volume – Export Market
(thousand tons)

EXPORT MARKET - Sales Volume

Sales Volume - ton	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06

Polyolefins Unit
. PE´s - Polyethylene	94,338	87,713	87,749	69,527	80,328	104,719	106,271
. PP - Polypropylene	22,599	18,673	36,487	19,880	12,858	15,876	19,588
. Total (PE´s + PP)	116,937	106,386	124,236	89,408	93,186	120,595	125,859

Vinyls Unit
. PVC - Polyvinyl Chloride	10,667	24,423	17,296	10,669	12,831	8,309	6,958
. Caustic Soda	-	-	-	8,993	-	-	-
. EDC	30,552	38,615	31,946	21,121	38,980	34,145	17,969
. Chlorine	-	-	-	-	-	-	-

Basic Petrochemical Unit
. Ethylene	-	-	-	-	-	-	-
. Propylene	46,392	11,602	5,500	7,812	29,606	25,359	29,261
. Benzene	54,469	75,287	51,486	62,167	41,092	43,396	53,472
. Butadiene	-	-	12,472	-	6,376	3,200	-
. Toluene	-	-	-	-	-	-	-
. Fuel	49,950	66,797	-	189	-	-	30,777
. Para-xylene	-	-	-	-	-	13,226	5,248
. Ortho-xylene	4,568	3,141	2,544	5,619	2,087	4,093	3,556
. Isoprene	1,380	1,206	835	853	13	14	14
. Butene 1	-	2,576	1,705	-	1,540	-	-
. Mixed Xylene	7,841	6,140	5,619	520	6,885	2,060	3,828

Business Development
. PET	100	450	3,025	250	425	10,650	1,304
. Caprolactam	3,997	6,966	3,571	706	4,771	2,871	4,860

24

EXHIBIT VII
Pro Forma Net Revenue – Domestic Market
(R$ million)

DOMESTIC MARKET - Net Revenue

R$ - million	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06

Polyolefins Unit
. PE´s - Polyethylene	660	584	621	600	556	534	595
. PP - Polypropylene	392	336	345	331	347	374	444
. Total (PE´s + PP)	1,052	921	965	930	902	907	1,039

Vinyls Unit
. PVC - Polyvinyl Chloride	290	257	257	237	245	228	278
. Caustic Soda	124	109	108	109	101	86	85
. EDC	-	-	-	-	-	-	-
. Chlorine	8	9	20	9	7	7	8

Basic Petrochemical Unit
. Ethylene	149	147	112	132	129	139	145
. Propylene	179	241	198	249	179	155	200
. Benzene	83	99	59	64	63	69	80
. Butadiene	85	82	63	101	73	85	95
. Toluene	14	12	12	9	12	14	18
. Fuel	45	45	113	100	72	124	76
. Para-xylene	81	71	59	72	31	20	47
. Ortho-xylene	22	17	22	26	26	30	41
. Isoprene	13	16	14	15	17	23	19
. Butene 1	13	14	12	13	14	13	16
. Mixed Xylene	15	13	16	18	17	17	25

Business Development
. PET	66	38	62	35	27	33	46
. Caprolactam	61	54	47	36	42	41	25

Others	124	187	177	212	188	79	173

Total	2,421	2,332	2,315	2,368	2,145	2,072	2,417

25

EXHIBIT VIII
Pro Forma Net Revenue – Export Market
 (R$ million)

EXPORT MARKET - Net Revenue

R$ - million	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06

Polyolefins Unit
. PE´s - Polyethylene	282	246	226	203	208	271	315
. PP - Polypropylene	62	46	85	50	32	41	54
. Total (PE´s + PP)	344	292	311	253	239	313	369

Vinyls Unit
. PVC - Polyvinyl Chloride	26	43	27	21	23	16	15
. Caustic Soda	-	-	-	8	-	-	-
. EDC	38	38	14	6	14	17	12
. Chlorine	-	-	-	-	-	-	-

Basic Petrochemical Unit
. Ethylene	-	-	-	-	-	-	-
. Propylene	104	20	10	14	49	43	54
. Benzene	124	146	97	92	68	76	126
. Butadiene	-	-	27	-	11	6	-
. Toluene	-	-	-	-	-	-	-
. Fuel	42	59	9	0	-	-	42
. Para-xylene	-	-	-	-	-	28	12
. Ortho-xylene	9	4	3	8	3	6	8
. Isoprene	6	6	4	4	0	0	0
. Butene 1	-	3	3	-	2	-	-
. Mixed Xylene	9	6	10	1	9	3	7

Business Development
. PET	0	1	8	1	1	29	2
. Caprolactam	23	33	18	3	20	12	22

Others	29	12	53	141	143	209	191

Total	754	662	594	553	583	760	860

26

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 08, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer